April 21, 2025

Greg Zante
Chief Financial Officer
Viking Therapeutics, Inc.
9920 Pacific Heights Blvd, Suite 350
San Diego, California 92121

       Re: Viking Therapeutics, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-37355
Dear Greg Zante:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences